06006392

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

cm

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Walleye Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

294 Grove Lane E, Suite 280
(No. and Street)

Wayzata	MN	55391
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Goddard — 952-345-6611
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

220 South Sixth Street	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 2 1 2006
THOMSON FINANCIAL

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
APR 5 2006
WASH, D.C. 160

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

6/20/06

OATH OR AFFIRMATION

I, Peter Goddard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Walleye Trading, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

MARY L. BAKER
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2009

Notary Public

Signature

Chief Executive Officer

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Walleye Trading, LLC
December 31, 2005
With Report of Independent Registered Public Accounting Firm

Walleye Trading, LLC

Statement of Financial Condition

December 31, 2005

Contents

0603-0721930

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Walleye Trading, LLC

We have audited the accompanying statement of financial condition of Walleye Trading, LLC (the Company) as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

March 10, 2006

Walleye Trading, LLC

Statement of Financial Condition

December 31, 2005

Assets	
Receivables from brokers, dealers, and others	$3,660,577
Securities owned, at market value (pledged)	1,652
Memberships in exchanges	6,000,000
Total assets	$9,662,229
Liabilities and member's equity	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 63,285
Subordinated borrowings	6,000,000
Member's equity:	
Contributed capital	3,789,375
Accumulated deficit	(190,431)
Total member's equity	3,598,944
Total liabilities and member's equity	$9,662,229

See accompanying notes.

1. Organization

Walleye Trading, LLC (the Company), a Delaware limited liability company, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Philadelphia Stock Exchange. The Company is a market making firm, engaged in U.S. equity options market making on the International Securities Exchange.

The Company clears its securities transactions through Goldman Sachs Execution & Clearing, L.P. (the clearing broker).

Walleye Trading Advisors, LLC (the Company Manager), a Delaware limited liability company, serves as the manager of the Company. The Company Manager provides all services to operate the Company and maintains the financial records of the Company.

2. Significant Accounting Policies

The Company's financial statements have been prepared in accordance with generally accepted accounting principles.

Securities Transactions

Market making and proprietary securities transactions and the related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are stated at market value. Securities listed on national exchanges are valued at their last sales price. Options are valued at the published midpoint between the bid and ask prices at the close of the markets.

Interest is recorded on an accrual basis, and dividends are recorded on the ex-dividend date. Interest expense is incurred on securities sold, not yet purchased and on subordinated borrowings and is accounted for on an accrual basis.

Memberships in Exchanges

Exchange memberships are recorded at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. The exchange memberships are valued at the price at which they currently trade on the open market.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the Company's financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. Receivables From and Payables To Brokers, Dealers, and Others

Included in the receivables from brokers, dealers, and others is the cash balance within the clearance account.

The Company conducts business with brokers and dealers that are members of the major securities exchanges.

4. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2005, securities owned and securities sold, not yet purchased by the Company are comprised as follows:

	Owned	Sold
U.S. dealer equity options	$ 70	$19,055
Corporate stocks	1,582	44,230
	$1,652	$63,285

All securities owned are pledged to the clearing broker on terms that permit those parties to sell or repledge the securities to others subject to certain limitations.

4. Securities Owned and Securities Sold, Not Yet Purchased (continued)

Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

5. Income Taxes

The Company is a Delaware limited liability company that is classified as a partnership for United States federal income tax purposes. As a result, the Company is not subject to any federal, state or local income, withholding or capital gains taxes. The income flows through the Company down to the member level, and each member is subject to the appropriate taxation on their allocable share of the Company's income.

6. Related-Party Transactions

The Company entered into an Administrative Services Agreement (Agreement) in October 2005 with the Company Manager, and the Agreement calls for all expenses related to or associated with the Company to be allocated to and paid by the Company. The Company accounts for those expenses on an accrual basis. For the period from June 1, 2005 (Commencement of Operations) to December 31, 2005, the Company Manager at its discretion agreed to waive the expenses allocated to the Company.

7. Subordinated Borrowings

The Company has, under a cash subordination agreement approved by the Philadelphia Stock Exchange, borrowed $6 million from Goldman Sachs Credit Partners L.P. at an interest rate based on the prime rate plus 300 basis points. An interest rebate of 125 basis points will occur over the life of the loan. The note will mature on December 31, 2006. There were no other changes in subordinated borrowings during the year.

This subordinated borrowing, which is subordinated to all claims of general creditors of the Company, constitutes part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

8. Financial Instruments

Financial instruments recorded at market value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from brokers, dealers, and others and subordinated borrowings. Memberships in exchanges owned are recorded at the lower of cost or estimated value. Financial instruments carried at contract amounts which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

In the normal course of business, the Company enters into derivative contracts (Derivatives) as part of its market making and proprietary trading strategies and to manage the market and credit risks as part of its overall risk management process. The Derivatives that the Company may hold include, but are not limited to, dealer equity options. The Company records it Derivative trade-related activities at market or fair value.

9. Financial Instruments With Off-Balance-Sheet Risk

In the ordinary course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the counterparty or clearing broker is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The Company also assumes short positions in its inventory. These transactions result in off-balance-sheet market risk, as the Company's ultimate obligation to satisfy the short sale may exceed the amount recognized in the statement of financial condition.

All of the Company's receivables, securities owned and securities sold, not yet purchased are maintained at the clearing broker. Should the clearing broker fail to meet its obligations, the Company would be exposed to credit risk.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the SEC) Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2005, the Company had net capital of $3,598,707, which was $3,498,707 in excess of the required net capital of $100,000.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2005, the Company was in compliance with all such requirements